Contact

www.linkedin.com/in/alok-
paryani-2380b81b (LinkedIn)
www.hukadoc.com (Portfolio)
www.iixclaim.com (Portfolio)

Top Skills

Business Intelligence

Database Warehouse

Reporting and Dashboard

Languages

English (Native or Bilingual)

Hindi (Native or Bilingual)

Alok Paryani

Open to work

Austin, Texas, United States

Summary

Professional Background

16 years of leadership, consulting, senior management and hands-on development experience for mostly Fortune 500 companies. Large-scale project /Implementation management experience in all phases of the application development cycle, software development methodologies, systems management, comprehensive development and testing efforts. Recognized for excellent problem solving skills and highly successful in integrating technologies to support operational, financial and organizational performance needs.

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Experience

Kelsey-Seybold Clinic
Sr Business Intelligence Architect
January 2023 - May 2023 (5 months)

Ascension
Analytical Architect
July 2019 - February 2023 (3 years 8 months)
Austin, Texas Area

Integrating Cerner Population Health

validating all data from ACO payor ingested successfully in cerner

Setup Architecture Data Set for Cost and Utilization reporting in Cerner

Subject matter Expert in HealthiEDW

TEKsystems (Contract at Seton)
Practice Architect
September 2016 - July 2019 (2 years 11 months)
Austin, Texas Area

Ascension ACO EDW Project

Working with a team of 20 plus resources

Providing solution to integrate ACO payers to EDW (UHC , Aetna , Medicare MSSP etc)

Providing solution for sending data to trading partners

Working on creating solution for Internal Attribution

Providing leadership to BA and Developers in successfully integrating payers data to EDW

FirstCare Health Plans

1 year 2 months

Data Architecture Lead

October 2015 - June 2016 (9 months)

Manage Data Architecture Team - leadership to succeed in tough situation and believe in making other people in the team successful. Always thinking outside the box solution and take pride in solving complex problems. Respectful to others and easy going ..

- Manage 57 Server and around 1000 of databases test and Production
- Manage Regular backups and restore for all servers
- Provide Access to databases to complete user community
- Manage all inbound feeds and process them to be consumed by databases
- Manage complete Data Architecture for First care
- Manage Data Warehouse containing Health Care Data (Mainly Members, Provider and Claim Data)
- Manage Data Extracts for HEDIS Measures
- Mange Pharmacy Claim data
- Manage Lab data (HL7 Format)
- Work with PMO on New Projects
-- New Applications Upgrade
-- On Boarding New Vendors set up and setting up inbound data feeds
-- Assist EDI for any data needs to send to Third Party Customers
-- Manage Enterprise Data warehouse for First Care

Daily ETL for Health Care Data - Market place , Medicare Advantage , Medicaid , HMO and PPO

Process Pharmacy Feeds and calculate daily accumulators for Members

Help Business will new data in data warehouse so they can manage business more effectively

Data Warehouse Architect

May 2015 - June 2016 (1 year 2 months)

Austin, Texas Area

Building a New Enterprise Data Warehouse using SQL BI Tools..

Avanade
Senior HealthCare IT Consultant
February 2011 - February 2015 (4 years 1 month)

HealthCare IT - Data Warehouse Expert

Logica
Technical Architect
September 2010 - February 2011 (6 months)

Current Project Ericcson

- Providing technical architecture in migration/Archiving Nortel SAP and other application to Ericcson

Dell Computers, Austin Texas USA
Project Manager
March 2007 - February 2010 (3 years)

Responsible in providing Business Intelligence solution to the global call center operations and giving cost/benefit to the business year to year progressive for almost 15 Million USD.

Secretary of State
Team IBM
January 2004 - February 2005 (1 year 2 months)

Implementation of Help America Voter Act compliant software from HART IC. This project involve creating Voter Registration/Election/Ballot system for the state of Texas.

Sony Electronics
Senior Developer Architect
August 2003 - December 2003 (5 months)

Creating a Data Mart for a Marketing department for all new product releases. Currently the marketing department is taking data from three sources and consolidating them to create the new product releases to be sent to vendor to market Sony's notebook and desktop.

Schlumberger
Data Migration Consultant
2000 - 2001 (1 year)

CobaltGroup Inc
Software Architect

January 1998 - January 2000 (2 years 1 month)

Data Architect: Project Falcon was a solution for automotive industry providing real time web site building tool for 12,000 automotive dealers and B2B market place for automotive parts. Primarily duties included as an Oracle 8 DBA and coordinating with various function teams in creating a detail data modeling/Architecture. Responsible for requirement gathering from all tiers and designing data model based on requirements in object-oriented methodology.

Software Architects
Consultant
1998 - 2000 (2 years)

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Education

Southwest Texas State University

B.B.A, Information Systems · (1997)

Texas State University

MIS, Computer/Information Technology Administration and Management